UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2014

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-190038) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-190038):

•                  $3,740,000 Buffered Return Enhanced Notes due April 30, 2018 Linked to the Performance of an Equity Basket

•                  $1,404,000 Callable Range Accrual Notes due April 30, 2029 Linked to the CMS Spread

•                  $2,980,000 AutoCallable Contingent Payment Notes due April 30, 2019 Linked to the Lesser Return of the S&P 500® Index and the Russell 2000® Index

•                  $7,202,000 Super TrackSM Notes due October 31, 2017 Linked to the Performance of the EURO STOXX 50® Index

•                  $1,220,000 Buffered SuperTrackSM Notes due April 30, 2019 Linked to the Performance of the S&P 500® Index

•                  $5,352,000 Callable Contingent Payment Notes due April 28, 2016 Linked to the Shares of the Market Vectors® Gold Miners ETF

•                  $3,806,000 Buffered Super TrackSM Notes due April 30, 2019 Linked to the Performance of the Dow Jones Industrial AverageSM

•                  $1,564,000 Callable Contingent Payment Notes due April 30, 2024 Linked to the EURO STOXX 50® Index

•                  US$1,200,000 Floating Rate Range Accrual Notes due April 30, 2024 Linked to the CMS Spread and 2 Year CMS Rate

•                  $1,100,000 Notes due October 30, 2017 Linked to the Performance of an Equally Weighted Basket of Indices

•                  $657,000 Annual Reset Coupon Buffered Notes due April 30, 2020 Linked to the Russell 2000® Index

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 30, 2014	By:	/s/ Johnny Wu
		Name:	Johnny Wu
		Title:	Managing Director

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